Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 333-262094

The following email was distributed to employees of SoundHound, Inc.

Dear Team,

I am happy to share that we have completed a critical step in our journey towards being a public company. As of today, the SEC has declared the registration statement filed by Archimedes effective, which means we are now working towards closing our business combination and going public. Our current expectation is that it will occur the last week in April or the first week in May.

To keep you posted on the transaction details and dates, we’ll be hosting a company-wide meeting the week of April 18th. We’ll also be sharing dates for special happy hours in each of our offices to celebrate our transition into a public company.

I am incredibly proud of our accomplishments thus far, and even more excited for the road ahead. We have delivered on our promise of offering breakthrough technology. We expect being a public company will further enable us to execute on our growth strategy.

We’re just getting started and the best is yet to come.

Sincerely,

Keyvan

Important Information and Where to Find It

This communication refers to a proposed transaction between Archimedes Tech SPAC Partners Co. ("Archimedes") and SoundHound. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes' stockholders in connection with the proposed transaction. Information about Archimedes' directors and executive officers and their ownership of Archimedes' securities is set forth in Archimedes' filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. SoundHound does not undertake any obligation to update any forward-looking statements, except as required by law.

SoundHound, Inc. linked to a press release related to the proposed business combination on its LinkedIn account as below.

LinkedIn:

Excited to Announce!

Archimedes’ registration statement filed in connection with the proposed business combination between Archimedes and SoundHound has been declared effective by the SEC.

Read the release to get the details here: https://www.globenewswire.com/news-release/2022/04/08/2419536/0/en/Archimedes-Tech-SPAC-Partners-Co-Announces-Effectiveness-of-Registration-Statement-and-Date-for-Special-Meeting-to-Approve-Proposed-Business-Combination-with-SoundHound.html

SoundHound, Inc. linked to a press release related to the proposed business combination on its Twitter account as below.

Twitter:

******Announcement*******

Archimedes’ registration statement filed in connection with the proposed business combination between Archimedes and SoundHound has been declared effective by the SEC.

Read the release to get the details here: https://www.globenewswire.com/news-release/2022/04/08/2419536/0/en/Archimedes-Tech-SPAC-Partners-Co-Announces-Effectiveness-of-Registration-Statement-and-Date-for-Special-Meeting-to-Approve-Proposed-Business-Combination-with-SoundHound.html